O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

April 11, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgans Hotel Group
Preliminary Proxy Statement on Schedule 14A
Filed April 4, 2014 by Kerrisdale Advisers, LLC, et al.
File No. 001-33738

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 10, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Kerrisdale Advisers, LLC and the other participants in the solicitation (collectively, “Kerrisdale”), and we provide the following responses on Kerrisdale’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement (the “Proxy Statement”).

General

1.	Kerrisdale Capital Management, LLC has been improperly identified on the cover page of Schedule 14A. Please revise to remove the extra reference to “Management.”

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove the extra reference to “Management” on the cover page of the Proxy Statement.

2.
We noticed the reference to “interested strategic buyers.” Please revise to remove the implication that, as a matter of fact, strategic buyers have expressed a current interest in acquiring Morgans, or advise.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  In addition, we advise on a supplemental basis that Morgans Hotel Group Co. (“Morgans” or the “Company”) disclosed various bids and acquisition proposals submitted to the Company, including a $7.50 per share bid for the Company’s Common Stock by an international hotel company on two separate occasions, in the Company’s definitive proxy statement for the 2013 annual meeting of stockholders filed with the Commission on May 23, 2013.  We also refer to Kerrisdale’s disclosure of such bids on page 5 of the Proxy Statement.  Kerrisdale continues to believe strategic interest in the Company remains high and has expressed its belief in the Proxy Statement as such, rather than as a matter of fact.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 11, 2014

Important Notice Regarding the Availability of Proxy Materials..., page 2

3.
We noticed that the proxy statement and the proxy card may be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

We acknowledge the Staff’s comment and hereby confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f).

Reasons for the Solicitation, page 5

4.
The disclosure that the current Board “has reduced the level of...communications” was not evidenced by the second and third examples offered given that no prior level of communications or measurable level of transparency could reasonably have been cited in support of such assertion. For this statement and others that have been represented as statements of fact, revise to provide the reasonable factual foundation or delete the assertions.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. See pages 6 and 7 of the Proxy Statement.

Proposal 1: Election of Directors..., page  9

5.
We noticed the disclosure that “[i]f elected, the Nominees will represent a majority of the members of the Board.” Advise us, with a view toward revised disclosure, whether the successful election of at least five of the Kerrisdale nominees in and of itself could result in any of the potential severance and/or change of control payments disclosed in the registrant’s proxy statement being made to any of the registrant’s officers or directors.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See Page 11 of the Proxy Statement.  In addition, we advise on a supplemental basis that the successful election of at least five of the Kerrisdale nominees in and of itself may result in certain of the potential severance and/or change of control payments disclosed in the registrant’s proxy statement being made to any of the registrant’s officers or directors.

April 11, 2014

6.
We noticed the statement that, “[o]ther than as stated herein, [ ] there are no arrangements or understandings between members of Kerrisdale and any of the Nominees...” Advise us, with a view toward revised disclosure, whether or not any arrangement or understanding exists with respect to the registrant and any of its nominees regarding indemnification or otherwise pursuant to which such person may be selected as an officer. Refer to Item 7 of Schedule 14A and Item 401(b) of Regulation S-K.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 11 of the Proxy Statement.  In addition, we advise on a supplemental basis that at the time Kerrisdale filed the Proxy Statement, the indemnification and compensation letter agreements now disclosed on page 11 of the Proxy Statement were not finalized and thus, we bracketed the language in the Proxy Statement accordingly.

7.
Revise the disclosure to make clearer that execution of the participants’ proxy card will result in an inability to vote for two of director positions for which only the registrant is soliciting and is lawfully permitted to solicit votes. In addition, briefly explain how those two board positions will be filled notwithstanding the related disclosure regarding plurality voting.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. See page 9 of the Proxy Statement.

Solicitation of Proxies, page 17

8.
Item 4(b) of Schedule 14A requires disclosure of costs “in connection with the solicitation.” Instruction 1 to this requirement indicates that such costs include “fees for attorneys...and other costs incidental to the solicitation.” Advise us, with a view towards disclosure, whether or not the legal fees being paid have been included within the estimated costs to be disclosed.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 17 of the Proxy Statement.

Additional Participant Information, page 17

9.
In light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A. Alternatively, please remove the potential impression that such a conviction could exist given the qualifying language that indicates the existing representation is qualified by the reference to “[e]xcept as set forth in this Proxy Statement (including the Schedules hereto)...”

We acknowledge the Staff’s comment and hereby confirm on behalf of each participant that no participant, during the past ten years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

April 11, 2014

Schedule I

10.
We noticed the transaction history regarding securities trades within the past two years was limited to a single participant. This disclosure only provides an itemization of the transactions undertaken by Kerrisdale Partners Master Fund Ltd. Please confirm that no other participant had any securities transactions to report under Item 5(b) or revise.

We acknowledge the Staff’s comment and have revised Schedule I of the Proxy Statement to clarify that Kerrisdale Advisers, LLC, as the investment adviser to certain managed accounts (the “Kerrisdale Accounts”), may be deemed to have transacted in shares of Morgans’ Common Stock through the Kerrisdale Accounts.  See page 4 of Schedule I to the Proxy Statement.   In addition, were hereby confirm that no other participant has transacted in securities of Morgans during the past two years.

Form of Proxy

11.
Disclosure has been made regarding Kerrisdale’s reservation of a right to vote for substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are already aware that the introduction of any substitute nominees would be inconsistent with the registrant’s bylaws. To the extent no nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for the proxy holders to vote for substitute nominees or advise.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 11 of the Proxy Statement as well as the Proxy Card.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

April 11, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on April 4, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KERRISDALE ADVISERS, LLC

By:	/s/ Sahm Adrangi
	Name:	Sahm Adrangi
	Title:	Managing Member

KERRISDALE CAPITAL MANAGEMENT, LLC

By:	/s/ Sahm Adrangi
	Name:	Sahm Adrangi
	Title:	Chief Investment Officer

KERRISDALE PARTNERS MASTER FUND LTD By: Kerrisdale Advisers, LLC, Its investment advisor

By:	/s/ Sahm Adrangi
	Name:	Sahm Adrangi
	Title:	Managing Member

/s/ Sahm Adrangi
SAHM ADRANGI

April 11, 2014

/s/ John Brecker
JOHN BRECKER

/s/ Andrew Broad
ANDREW BROAD

/s/ Alan Carr
ALAN CARR

/s/ Jordon Giancoli
JORDON GIANCOLI

/s/ Navi Hehar
NAVI HEHAR

/s/ L. Spencer Wells
L. SPENCER WELLS